UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at June 2, 2010

  GREAT BASIN GOLD LTD.
Ste. 1108-1030 West Georgia st.
Vancouver , British Columbia
Canada V6E 2Y3
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....... Form 40-F...X.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ferdi Dippenaar
President and CEO

Date: June 3, 2010

Print the name and title of the signing officer under his signature.

1108-1030 West Georgia St. Vancouver, BC Canada V6E 2Y3 Toll Free: 1 888-633-9332 South Africa: 27 (0) 11 301 1800 www.grtbasin.com

GREAT BASIN PROVIDES UPDATE ON BURNSTONE MINE PROJECT

June 2, 2010, Vancouver, BC - Great Basin Gold Ltd. ("Great Basin" or the "Company") (TSX: GBG; NYSE Amex: GBG; JSE: GBG) announces that it is making good progress in the delivery of its capital projects at its Burnstone Project in South Africa.

To date, the metallurgical plant construction project has made rapid progress against an aggressive 15 month delivery time line. The project thus far has seen intensive civil construction activities on-site and a multitude of simultaneous assembly and refurbishment activities off site. The project is now entering the stage where the heavy civil construction has largely been completed, construction of various buildings is far advanced, and the off-site assembled components are being delivered and installed.

Over the past month, the ball and semi autogenous grinding mill shells and heads have been mounted in position, the pour of the 2 meter thick slab floor for the silo has been completed, the cable racks and piping has started on the main pipe racks, the cable trenching from the Eskom sub-station has been completed and is ready to receive power, the construction of the Carbon-in-Leach tanks and thickener has progressed to an advanced state.

The tailings facility project is progressing well, and will be ready to coincide with commissioning of the plant.

Progress at the vertical shaft project is aimed at completing shaft bottom arrangements, in order to continue with shaft equipping and commissioning. The winder house construction has been completed and both winders are in an advanced stage of installation, ahead of schedule.

The establishment of bulk electrical power to the Burnstone Mine is ongoing and construction of the power line is progressing according to plan. Eskom remains committed to supply the Burnstone Mine with bulk electrical power as per the agreed schedule and according to the power demand build-up. The main distribution substation at the Burnstone site is almost complete with the last switchgear being installed this week and the receiving infrastructure being due for completion as part of the Eskom line project.

The Burnstone Project has achieved a major milestone by effective compliance with the compulsory 10% power savings initiative from Eskom, by the submission of an "Energy Efficiency Certificate", indicating energy efficient designs and components that are acknowledged by Eskom. This arrangement, a first according to Eskom, and aligned with its forward looking energy saving policies, will effectively avoid the punitive rates for not achieving the compulsory 10% savings.

Ferdi Dippenaar, President and CEO, commented: "As at May 30, 2010, the decline had progressed to within 20 meters of the vertical shaft, with the breakthrough planned in the week of June 10, following the completion of shaft equipping on shaft bottom and 41 Level Station. Approximately 2,130 meters of underground on-reef development meters have been completed with Long Hole Stoping trials continuing during May 2010. The project team at our Burnstone operation continues to make good progress in delivering these strategically important projects that, combined with the underground development and opening up of production areas, form the critical path to delivery of the Burnstone Mine by the end of June 2010."

Johan Oelofse, Pr.Eng., FSAIMM, Chief Operating Officer of Great Basin and a qualified person, as defined by Canadian regulatory policy, has reviewed and assumed responsibility for the technical information contained in this release.

For additional details on Great Basin and its gold properties, please visit the Company's website at www.grtbasin.com or contact Investor Services:

Tsholo Serunye in South Africa 27 (0) 11 301 1800
Michael Curlook in North America 1 (888) 633 9332
Barbara Cano at Breakstone Group in the USA (646) 452 2334

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address possible future commercial production, reserve potential, exploration drilling results, development, feasibility or exploitation activities and events or developments that Great Basin Gold expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, geopolitical uncertainty, changes in government policies regarding mining and natural resource exploration and exploitation, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.